Exhibit (k)(4)

STONE RIDGE ASSET MANAGEMENT LLC

January 25, 2023

To the Trustees of:

Stone Ridge Trust VIII

One Vanderbilt Avenue, 65th Floor

New York, NY 10017

Re: Expense Limitation Agreement

With reference to the Investment Management Agreement entered into by Stone Ridge Asset Management LLC (the “Adviser”) with Stone Ridge Trust VIII (the “Trust”), on behalf of its series, Stone Ridge Art Risk Premium Fund (the “Fund”), on the 25th day of January, 2023, we hereby notify you as follows:

1.

Through the one-year anniversary of the date the Fund commences investment operations, the Adviser agrees to waive its management fee and/or pay or otherwise bear operating and other expenses of the Fund (including organizational and offering expenses, but excluding brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest payments on borrowed funds, sourcing, administrative or other transactional fees charged by Masterworks.io, LLC or Masterworks Administrative Services, LLC, commissions, expenses and fees paid in connection with the purchase, insurance, storage, maintenance and sale of Whole Artwork (as such term is defined in the Trust’s registration statement with respect to the Fund), interest and commitment fees, short dividend expense, acquired fund fees and expenses, taxes, litigation and indemnification expenses, judgments and extraordinary expenses not incurred in the ordinary course of the Fund’s business (collectively, the “Excluded Expenses”)) solely to the extent necessary to limit the total annualized expenses, other than Excluded Expenses, of the Fund to 2.00% of the average daily net assets of the Fund.

2.

The Adviser shall be entitled to recoup in later periods expenses that the Adviser has paid or otherwise borne (whether through reduction of its management fee or otherwise) to the extent that the expenses for the Fund (including organizational and offering expenses, but excluding Excluded Expenses) after such recoupment do not exceed the lower of (i) the annual expense limitation rate in effect at the time of the actual waiver/reimbursement and (ii) the annual expense limitation rate in effect at the time of the recoupment; provided that the Adviser shall not be permitted to recoup any such fees or expenses beyond three years from the end of the month in which such fee was reduced or such expense was reimbursed.

3.

During the periods covered by this Agreement, the expense limitation arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”)) and the consent of the Adviser.

4.	We understand and intend that the Trust and the Fund will rely on this undertaking in preparing and filing post-effective amendments to the registration statement on Form N-2 for the Trust with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit the Trust and the Fund to do so.

Very truly yours,

STONE RIDGE ASSET MANAGEMENT LLC

By:	/s/Lauren Macioce
Name:	Lauren Macioce
Title:	General Counsel and Chief Compliance Officer

ACCEPTED AND AGREED TO ON BEHALF OF:

Stone Ridge Trust VIII, on behalf of its series, Stone Ridge Art Risk Premium Fund

By:	/s/Anthony Zuco
Name: Anthony Zuco
Title: Treasurer and Principal Financial Officer

Stone Ridge Art Risk Premium Fund

Expense Limitation Agreement Signature Page